Condensed Interim Consolidated Financial Statements
(unaudited)

Oncolytics Biotech® Inc.
For the three and nine months ended September 30, 2024

ONCOLYTICS BIOTECH INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(unaudited)
(in thousands of Canadian dollars, except share amounts)

As at	September 30, 2024	December 31, 2023
Assets
Current assets
Cash and cash equivalents (note 4)	$19,598	$34,912
Other receivables	104	15
Prepaid expenses	2,119	3,246
Warrant derivative (note 6)	1,092	—
Total current assets	22,913	38,173
Property and equipment	422	282
Right-of-use assets (note 5)	927	365
Total assets	$24,262	$38,820
Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities (note 4)	$6,922	$3,572
Other liabilities (note 4)	489	332
Lease liabilities (note 5)	251	133
Warrant derivative (note 6)	—	200
Total current liabilities	7,662	4,237
Contract liability	6,730	6,730
Lease liabilities (note 5)	813	290
Total liabilities	15,205	11,257
Commitments (note 10)
Shareholders' equity
Share capital (note 7) Authorized: unlimited Issued: September 30, 2024 – 77,074,089 December 31, 2023 – 74,423,960	434,460	430,906
Contributed surplus (note 8)	43,640	42,116
Accumulated other comprehensive income	653	544
Accumulated deficit	(469,696)	(446,003)
Total shareholders' equity	9,057	27,563
Total liabilities and shareholders' equity	$24,262	$38,820
See accompanying notes

ONCOLYTICS BIOTECH INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(unaudited)
(in thousands of Canadian dollars, except share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Expenses
Research and development (note 14)	$6,794	$5,811	$17,095	$13,051
General and administrative (note 14)	3,105	5,237	9,450	11,891
Loss before the following	(9,899)	(11,048)	(26,545)	(24,942)
Change in fair value of warrant derivative (note 6)	229	515	1,333	439
Foreign exchange (loss) gain	(122)	310	579	(83)
Interest income, net	261	305	1,047	837
Loss before income taxes	(9,531)	(9,918)	(23,586)	(23,749)
Income tax expense	(12)	(7)	(107)	(54)
Net loss	(9,543)	(9,925)	(23,693)	(23,803)
Other comprehensive (loss) income items that may be reclassified to net loss
Translation adjustment	(69)	101	109	(7)
Net comprehensive loss	$(9,612)	$(9,824)	$(23,584)	$(23,810)

Basic and diluted loss per common share (note 9)	$(0.12)	$(0.14)	$(0.31)	$(0.36)
Weighted average number of shares (basic and diluted) (note 9)	77,016,848	69,803,255	76,120,580	65,565,890
    See accompanying notes

ONCOLYTICS BIOTECH INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(unaudited)
(in thousands of Canadian dollars)

	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Accumulated Deficit	Total
As at December 31, 2022	$404,040	$40,051	$662	$(418,251)	$26,502
Net loss and other comprehensive loss	—	—	(7)	(23,803)	(23,810)
Issued pursuant to stock option plan (notes 7, 8)	662	(256)	—	—	406
Issued pursuant to "At the Market" Agreement (note 7)	9,128	—	—	—	9,128
Issued pursuant to public offering (notes 7, 8)	17,724	638	—	—	18,362
Share issue costs (note 7)	(2,728)	—	—	—	(2,728)
Share-based compensation expense (note 8)	—	1,158	—	—	1,158
As at September 30, 2023	$428,826	$41,591	$655	$(442,054)	$29,018

As at December 31, 2023	$430,906	$42,116	$544	$(446,003)	$27,563
Net loss and other comprehensive income	—	—	109	(23,693)	(23,584)
Issued pursuant to incentive share award plan (notes 7, 8)	3	(3)	—	—	—
Issued pursuant to "At the Market" Agreement (note 7)	4,062	—	—	—	4,062
Issued pursuant to warrant derivative exercised (note 6)	71	—	—	—	71
Share issue costs (note 7)	(582)	—	—	—	(582)
Share-based compensation expense (note 8)	—	1,527	—	—	1,527
As at September 30, 2024	$434,460	$43,640	$653	$(469,696)	$9,057
See accompanying notes

ONCOLYTICS BIOTECH INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
(in thousands of Canadian dollars)

	Nine Months Ended September 30,
	2024	2023
Operating Activities
Net loss for the period	$(23,693)	$(23,803)
Depreciation - property and equipment (note 14)	92	62
Depreciation - right-of-use-assets (note 14)	234	234
Share-based compensation expense (notes 8, 14, 15)	1,527	1,158
Compensation warrant expenses (note 8)	—	151
Interest expense on lease liabilities	99	53
Unrealized foreign exchange (gain) loss	(544)	21
Change in fair value of warrant derivative (note 6)	(1,333)	(439)
Net change in non-cash working capital (note 13)	4,498	239
Cash used in operating activities	(19,120)	(22,324)
Investing Activities
Acquisition of property and equipment	(233)	(5)
Maturities of marketable securities	—	20,230
Cash (used in) provided by investing activities	(233)	20,225
Financing Activities
Proceeds from exercise of stock options (note 8)	—	406
Proceeds from exercise of warrant derivative (note 6)	65	—
Proceeds from "At the Market" equity distribution agreement, net (note 7)	3,480	8,790
Proceeds from public offering (note 7)	—	21,359
Payment of lease liabilities	(248)	(303)
Cash provided by financing activities	3,297	30,252
(Decrease) increase in cash and cash equivalents	(16,056)	28,153
Cash and cash equivalents, beginning of period	34,912	11,666
Impact of foreign exchange on cash and cash equivalents	742	162
Cash and cash equivalents, end of period	$19,598	$39,981
See accompanying notes

ONCOLYTICS BIOTECH INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
For the three and nine months ended September 30, 2024
(in thousands of Canadian dollars, except share amounts and where indicated)

Note 1: Nature of Operations and Going Concern
Oncolytics Biotech Inc. was incorporated on April 2, 1998, under the Business Corporations Act (Alberta) as 779738 Alberta Ltd. On April 8, 1998, we changed our name to Oncolytics Biotech Inc. We are a limited company incorporated and domiciled in Canada. Our shares are publicly traded on the Nasdaq Capital Market and the Toronto Stock Exchange. Our principal place of business is located at 804, 322 11th Avenue S.W., Calgary, Alberta, Canada.
We are a clinical-stage biopharmaceutical company developing pelareorep, a safe and well-tolerated intravenously delivered immunotherapeutic agent that activates the innate and adaptive immune systems and weakens tumor defense mechanisms. This improves the ability of the immune system to fight cancer, making tumors more susceptible to a broad range of oncology treatments. Our primary focus is to advance our programs in hormone receptor-positive / human epidermal growth factor 2-negative (HR+/HER2-) metastatic breast cancer and metastatic pancreatic ductal adenocarcinoma to registration-enabling clinical studies. In addition, we are exploring opportunities for registrational programs in other gastrointestinal cancers through our GOBLET platform study.
We have not been profitable since our inception and expect to continue to incur substantial losses as we continue our research and development efforts. As at September 30, 2024, we had an accumulated deficit of $469,696. We do not expect to generate significant revenues until and unless pelareorep becomes commercially viable. To date, we have funded our operations mainly through issuing additional capital via public offerings, equity distribution arrangements, and the exercise of warrants and stock options.
Management has applied significant judgment in the assessment of our ability to continue as a going concern when preparing our condensed interim consolidated financial statements. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. As at September 30, 2024, we had cash and cash equivalents of $19,598. Without raising additional funding or reducing or eliminating our planned expenditures, we estimated our cash and cash equivalents to fund our operations into the second quarter of 2025. Factors that will affect our anticipated cash needs for the next twelve months include, but are not limited to, expansion of our clinical trial program, the timing of patient enrollment in our clinical trials, the actual costs incurred to support each clinical trial, the number of treatments each patient will receive, the timing of activity with our clinical trial research collaborations, the number, timing and costs of manufacturing runs required to conclude the validation process and supply product to our clinical trial program, and the level of collaborative activity undertaken.
Our ability to continue as a going concern is dependent upon raising additional financing through equity or strategic collaborations and transactions. We plan on raising additional funds through the sale of our common shares or other capital resources, such as collaborations and debt, to fund our ongoing operations. However, given the difficulty for micro-cap market capitalization companies to raise significant capital, there can be no assurance that additional liquidity will be available under acceptable terms or at all. Furthermore, if we are unable to obtain additional financing when required, there can be no assurance that we will be able to sufficiently reduce or eliminate our planned expenditures to extend our operating runway. These material uncertainties raise substantial doubt on our ability to meet our obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern.
These condensed interim consolidated financial statements were prepared in accordance with International Financial Reporting Standards ("IFRS") applicable to a going concern. However, the use of the going concern assumption on which these condensed interim consolidated financial statements are prepared may not be appropriate based on the factors described above.
These condensed interim consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and statements of financial position classifications that would be necessary if we were unable to realize our assets and settle our liabilities as a going concern in the normal course of operations. Such adjustments could be material.

ONCOLYTICS BIOTECH INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
For the three and nine months ended September 30, 2024
(in thousands of Canadian dollars, except share amounts and where indicated)

Note 2: Basis of Presentation

Statement of compliance
These condensed interim consolidated financial statements have been prepared in accordance with IFRS and in compliance with International Accounting Standard ("IAS") 34 Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB").
Our condensed interim consolidated financial statements for the three and nine months ended September 30, 2024, were authorized for issue in accordance with a resolution of the Board of Directors on November 9, 2024.
Basis of presentation
These condensed interim consolidated financial statements have been prepared on the historical cost basis, except for certain assets and liabilities which are measured at fair value as explained in the notes to these financial statements.
The notes presented in these condensed interim consolidated financial statements include only significant events and transactions occurring since our last fiscal year end and are not fully inclusive of all matters required to be disclosed in our annual audited consolidated financial statements. Accordingly, these condensed interim consolidated financial statements should be read in conjunction with our most recent annual audited consolidated financial statements for the year ended December 31, 2023.
Our condensed interim consolidated financial statements include our financial statements and the financial statements of our subsidiaries, Oncolytics Biotech (Barbados) Inc. and Oncolytics Biotech (U.S.) Inc, and are presented in Canadian dollars, our functional currency.
Use of estimates
The preparation of our condensed interim consolidated financial statements in conformity with IFRS requires us to make judgments, estimates, and assumptions that affect the application of accounting policies, the reported amounts, and disclosures in our condensed interim consolidated financial statements and accompanying notes. Management makes estimates based on our best knowledge of current events and actions that the Company may undertake in the future. We consider the potential impact of certain external factors outside of our control, including global political conflicts, supply chain disruptions, inflation, fluctuating interest rates, and liquidity, when making certain estimates and judgments relating to the preparation of these condensed interim consolidated financial statements. Estimates and underlying assumptions are reviewed on an ongoing basis. Actual results could differ from these estimates, and such differences could be material.

Note 3: Material Accounting Policies
The accounting policies applied in these condensed interim consolidated financial statements are the same as those applied in our audited consolidated financial statements for the year ended December 31, 2023.
Adoption of new accounting standards
IAS 1 Classification of Liabilities as Current or Non-Current
In October 2022, the IASB issued amendments to clarify how conditions with which an entity must comply within 12 months after the reporting period affect the classification of a liability. This is in addition to the amendment from January 2020 where the IASB issued amendments to IAS 1 Presentation of Financial Statements, to provide a more general approach to the presentation of liabilities as current or non-current based on contractual arrangements in place at the reporting date. These amendments specify that the rights and conditions existing at the end of the reporting period are relevant in determining whether the Company has a right to defer settlement of a liability by at least 12 months, provided that management's expectations are not a relevant consideration as to whether the Company will exercise its rights to defer settlement of a liability and clarify when a liability is considered settled. The amendments became effective on January 1, 2024. Adopting the amendments did not have a material impact on our condensed interim consolidated financial statements.

ONCOLYTICS BIOTECH INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
For the three and nine months ended September 30, 2024
(in thousands of Canadian dollars, except share amounts and where indicated)

Accounting standards and interpretations issued but not yet effective
IFRS 18 Presentation and Disclosure in Financial Statements
In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements which replaces IAS 1 Presentation of Financial Statements. IFRS 18 introduces new requirements on presentation within the statement of profit or loss, including specified totals and subtotals. It also requires disclosure of management-defined performance measures and includes new requirements for aggregation and disaggregation of financial information based on the identified roles of the primary financial statements and the notes. Narrow scope amendments have been made to IAS 7 Statement of Cash Flows and some requirements previously included within IAS 1 have been moved to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, which has also been renamed IAS 8 Basis of Preparation of Financial Statements. IAS 34 Interim Financial Reporting has also been amended to require disclosure of management-defined performance measures. IFRS 18 and the amendments to the other standards are effective for annual periods beginning on or after January 1, 2027, with early application permitted. IFRS 18 applies retrospectively to both annual and interim financial statements. We are assessing the impact of adopting this standard on our consolidated financial statements.
Note 4: Balance Sheet Details
Cash equivalents
Cash equivalents consist of interest-bearing deposits with our bank totaling $14,367 as at September 30, 2024 (December 31, 2023 – $31,534).
Other liabilities
In 2023, we were selected by the Pancreatic Cancer Action Network (PanCAN) as the recipient of its Therapeutic Accelerator Award to conduct a clinical trial with pelareorep in combination with modified FOLFIRINOX chemotherapy with or without an immune checkpoint inhibitor in pancreatic cancer patients. Under the terms of the award agreement, we are entitled to receive up to US$5 million in funding for eligible research expenses, and we must comply with the conditions set out with the award agreement, including providing periodic performance progress reports. As at September 30, 2024, we recorded US$362 ($489) (December 31, 2023 – US$225 ($298)) in other liabilities representing unapplied funding received from PanCAN.
Accounts payable and accrued liabilities

	September 30, 2024	December 31, 2023
Trade payables	$3,427	$1,082
Accrued liabilities	3,495	2,490
	$6,922	$3,572

Note 5: Leases
We have office space leases with initial lease terms generally between 3 to 6 years. We currently do not have leases with residual value guarantees or leases not yet commenced to which we are committed. We have variable lease payments related to office space lease operating costs that are not material. Lease liabilities have been measured by discounting future lease payments using our incremental borrowing rate, as rates implicit in the leases were not readily determinable. The weighted average rate applied was 15%.
During the nine months ended September 30, 2024, we recorded an increase of $785 to the lease liability and $794 to the right-of-use asset relating to one of our subsidiaries' office leases.

ONCOLYTICS BIOTECH INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
For the three and nine months ended September 30, 2024
(in thousands of Canadian dollars, except share amounts and where indicated)

Our total undiscounted lease liabilities as at September 30, 2024, were as follows:

September 30, 2024
Less than one year	$394
One to five years	1,037
More than five years	—
Total undiscounted lease liabilities	$1,431

Note 6: Warrant Derivative
Our common share purchase warrants ("warrants") with a U.S. dollar exercise price, which differs from our functional currency, are treated as a derivative measured at fair value, and revalued each period end at fair value through profit and loss. There is no cash flow impact as a result of the accounting treatment for changes in the fair value of the warrant derivative or when warrants expire unexercised.
Changes in the value of our warrant derivative were as follows:

	Number of Warrants	Fair Value of Warrant Derivative
As at December 31, 2022	64,035	$79
Issued pursuant to public offering	7,667,050	7,360
Discount on warrants issued	—	(1,822)
Amortization of discount on warrants issued	—	146
Change in fair value	—	(5,431)
Foreign exchange impact	—	(132)
As at December 31, 2023	7,731,085	$200
Exercised	(52,456)	(6)
Expired	(11,579)	—
Amortization of discount on warrants issued	—	273
Change in fair value	—	(1,606)
Foreign exchange impact	—	47
As at September 30, 2024	7,667,050	$(1,092)
The following table summarizes our outstanding warrant derivative as at September 30, 2024:

Exercise price	Issuance date	Expiry date	Number of Warrants Outstanding
US$2.81	August 8, 2023	August 8, 2028	6,667,000
US$2.81	September 7, 2023	August 8, 2028	1,000,050
			7,667,050
On August 8, 2023, pursuant to an underwritten public offering, we issued 6,667,000 units for gross proceeds of $20,185 (US$15,001) at a price of US$2.25 per unit. On September 7, 2023, pursuant to the over-allotment option exercised by the underwriter, we issued an additional 1,000,050 units for gross proceeds of $3,077 (US$2,250) at a price of US$2.25 per unit. Each unit consisted of one common share and one common share purchase warrant ("warrant"), which were immediately separable and issued separately in this offering. Each warrant entitles the holder to purchase one common share at an exercise price of US$2.81 up to 60 months from the date of issuance. Proceeds were allocated amongst common shares and warrants by

ONCOLYTICS BIOTECH INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
For the three and nine months ended September 30, 2024
(in thousands of Canadian dollars, except share amounts and where indicated)

applying a relative fair value approach, which resulted in $17,724 recorded in share capital and an initial warrant derivative liability of $7,360. The difference between the fair value of the warrants and their allocated proceeds was a discount of $1,822, which is amortized on a straight-line basis over the five-year expected life of the warrants and recorded under change in fair value of warrant derivative on our consolidated statement of loss and comprehensive loss.
At September 30, 2024, as the unamortized discount balance was greater than the fair value of the warrant derivative liability, the net balance was presented as an asset on our condensed interim consolidated statement of financial position.
We use the Black-Scholes valuation model to estimate fair value. The expected volatility is based on the Company's common share historical volatility less an estimated market participant risk adjustment. The risk-free interest rate is based on the Government of Canada benchmark bond yield rates with an approximate equivalent remaining term in effect at the time of valuation, and the expected life represents the estimated length of time the warrants are expected to remain outstanding.
The estimated fair value of the warrant derivative with an exercise price of US$2.81 was determined using the following assumptions:

	September 30, 2024	December 31, 2023
Underlying share price	US$0.88	US$1.35
Risk-free interest rate	2.8%	3.2%
Expected life	3.9 years	4.6 years
Expected volatility	36.5%	36.5%
Expected dividend yield	Nil	Nil
Fair value per warrant	US$0.03	US$0.18

Note 7: Share Capital
Authorized
Unlimited number of no par value common shares

	Shares
	Number	Amount
As at December 31, 2022	61,327,914	$404,040
Issued pursuant to stock option plan	450,391	1,271
Issued pursuant to "At the Market" (ATM) equity distribution agreement(a)	4,978,605	10,676
Issued pursuant to public offering(b)	7,667,050	17,724
Share issue costs	—	(2,805)
As at December 31, 2023	74,423,960	$430,906
Issued pursuant to incentive share award plan	1,140	3
Issued pursuant to "At the Market" (ATM) equity distribution agreement(a)	2,596,533	4,062
Issued pursuant to warrant derivative exercised	52,456	71
Share issue costs	—	(582)
As at September 30, 2024	77,074,089	$434,460
(a)Under our ATM equity distribution agreements, during the nine months ended September 30, 2024, we sold 2,596,533 (September 30, 2023 - 4,205,240) common shares for gross proceeds of $4,062 (US$2,998) (September 30, 2023 - $9,128 (US$6,764)) at an average price of $1.56 (US$1.15) (September 30, 2023 - $2.17 (US$1.61)). We received proceeds of $3,940 (US$2,908) (September 30, 2023 - $8,854 (US$6,561)) after commissions of $122 (US$90) (September 30, 2023 - $274 (US$203)). In total, we incurred share issue costs (including commissions) of $582 (September 30, 2023 - $338).

ONCOLYTICS BIOTECH INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
For the three and nine months ended September 30, 2024
(in thousands of Canadian dollars, except share amounts and where indicated)

(b)On August 8, 2023, pursuant to an underwritten public offering, we issued 6,667,000 units for gross proceeds of $20,185 (US$15,001) at a price of US$2.25 per unit. On September 7, 2023, pursuant to the over-allotment option exercised by the underwriter, we issued an additional 1,000,050 units for gross proceeds of $3,077 (US$2,250) at a price of US$2.25 per unit. Each unit consisted of one common share and one warrant, which were immediately separable and issued separately in this offering. These warrants were classified as a financial liability (see note 6). Proceeds were allocated amongst common shares and warrants by applying a relative fair value approach, which resulted in $17,724 recorded in share capital and an initial warrant derivative liability of $7,360. In consideration of the services rendered by the underwriter, we issued 536,693 compensation warrants (see note 8). In total, we incurred transaction costs of $3,130 (including a fair value of $638 (US$473) for the compensation warrants), of which $2,390 were allocated to share issue costs and $740 were allocated to operating expenses, based on the relative fair values of the common share and warrant of each unit.

Note 8: Share-Based Compensation
Stock options and share awards
(a)Our amended and restated Stock Option Plan and Share Award Plan (collectively, the "Equity Incentive Plans") were approved by our shareholders at the annual general meeting of shareholders on May 9, 2023. Pursuant to our Equity Incentive Plans, we may grant stock options, restricted share awards, and performance share awards. The number of common shares reserved for issuance under our Equity Incentive Plans in aggregate shall not exceed 14% of the total number of issued and outstanding common shares from time to time. As at September 30, 2024, we reserved 10,790,372 common shares for issuance relating to our Equity Incentive Plans. Our share-based compensation expense was $445 and $1,527 for the three and nine months ended September 30, 2024, respectively (September 30, 2023 - $599 and $1,158, respectively).
(b)Our stock option activity for the nine months ended September 30 was as follows:

	2024		2023
	Stock Options	Weighted Average Exercise Price $	Stock Options	Weighted Average Exercise Price $
Outstanding, beginning of the period	7,063,333	2.72	5,963,185	2.91
Granted	310,000	1.57	802,500	2.77
Forfeited	(175,534)	2.46	(69,867)	2.73
Expired	(65,263)	5.93	(5,263)	27.46
Exercised	—	—	(198,643)	2.04
Outstanding, end of the period	7,132,536	2.65	6,491,912	2.90
Exercisable, end of the period	5,597,822	2.83	4,895,741	2.97

ONCOLYTICS BIOTECH INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
For the three and nine months ended September 30, 2024
(in thousands of Canadian dollars, except share amounts and where indicated)

The following table summarizes information about the stock options outstanding and exercisable at September 30, 2024:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price $	Number Exercisable	Weighted Average Exercise Price $
$1.14 - $2.00	2,285,400	3.3	1.72	1,133,046	1.62
$2.01 - $2.70	1,183,156	1.7	2.25	998,982	2.24
$2.71 - $3.11	978,033	3.4	2.78	779,847	2.78
$3.12 - $4.00	2,608,269	0.8	3.32	2,608,269	3.32
$4.01 - $16.53	77,678	0.4	11.96	77,678	11.96
	7,132,536	2.1	2.65	5,597,822	2.83

Option grants vest either immediately or annually over periods ranging from one to three years.

We use the Black-Scholes valuation model to estimate fair value. We use historical data to estimate the expected dividend yield and expected volatility of our stock in determining the fair value of the stock options. The risk-free interest rate is based on the Government of Canada benchmark bond yield rates in effect at the time of grant. The expected life of the options represents the estimated length of time the options are expected to remain outstanding.

The estimated fair value of stock options granted during the nine months ended September 30 were determined using the following weighted average assumptions:

	2024	2023
Risk-free interest rate	4.1%	4.5%
Expected life	3.0 years	3.0 years
Expected volatility	64.8%	76.9%
Expected dividend yield	Nil	Nil
Weighted average fair value of options	$0.72	$1.46
(c)Our share award activity for the nine months ended September 30 was as follows:

	2024	2023
Outstanding, beginning of the period	398,440	—
Granted(1)	—	150,500
Released	(1,140)	—
Outstanding, end of the period	397,300	150,500
(1)The weighted average fair value of the RSAs granted was $2.76 in 2023.
We have granted restricted share awards to officers of the Company. Restricted share award grants vest over a three-year period.
Compensation warrants
In consideration of the services rendered by the underwriter as part of a public offering in 2023 (see note 7(b)), we issued 536,693 compensation warrants. Each compensation warrant is exercisable into one common share at an exercise price of US$2.25 up to 60 months from the date of issuance. At issuance date, we used the Black-Scholes valuation model to estimate the fair value of the services rendered. As at September 30, 2024, there were 536,693 compensation warrants outstanding.

ONCOLYTICS BIOTECH INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
For the three and nine months ended September 30, 2024
(in thousands of Canadian dollars, except share amounts and where indicated)

Note 9: Loss Per Common Share

Loss per common share is calculated by dividing net loss for the period and the weighted average number of common shares outstanding for the three and nine months ended September 30, 2024, of 77,016,848 and 76,120,580, respectively (September 30, 2023 - 69,803,255 and 65,565,890, respectively). The effect of any potential exercise of our stock options and warrants outstanding during the period has been excluded from the calculation of diluted loss per common share, as it would be anti-dilutive.

Note 10: Commitments

We are committed to payments of approximately $7,100 for activities mainly related to our clinical trial and manufacturing programs, which are expected to occur over the next two years. Approximately half of the committed payments relate to a production service agreement with our primary toll manufacturer, which cannot be canceled without a significant penalty. We are able to cancel most of the remaining agreements with notice.

Note 11: Capital Disclosures

Our objective when managing capital is to maintain adequate cash resources to support planned activities, including our clinical trial program, product manufacturing, administrative costs, and intellectual property expansion and protection. See note 1 for the discussion on our ability to continue as a going concern. We include shareholders' equity and cash and cash equivalents in the definition of capital.

	September 30, 2024	December 31, 2023
Cash and cash equivalents	$19,598	$34,912
Shareholders' equity	$9,057	$27,563

We have no debt other than accounts payable and accrued liabilities and lease liabilities. We also have commitments relating to completing our research and development of pelareorep.
In managing our capital, we estimate our future cash requirements by preparing a budget and a multi-year plan annually for review and approval by our Board. The budget establishes the approved activities for the upcoming year and estimates the associated costs. The multi-year plan estimates future activity along with the potential cash requirements and is based on our assessment of our current clinical trial progress along with the expected results from the coming year’s activity. Budget to actual variances are prepared and reviewed by management and are presented quarterly to the Board.
Historically, funding for our plan is primarily managed through the issuance of additional common shares and common share purchase warrants that are converted to common shares upon exercise. Management regularly monitors the capital markets attempting to balance the timing of issuing additional equity with our progress through our clinical trial program, general market conditions, and the availability of capital. There are no assurances that funds will be made available to us when required.
On July 19, 2024, we renewed our short form base shelf prospectus (the "Base Shelf") that qualifies for distribution of up to $150 million of common shares, subscription receipts, warrants, or units (the "Securities") in either Canada, the U.S. or both. The Base Shelf will be effective until August 19, 2026. Under the Base Shelf, we may sell Securities to or through underwriters, dealers, placement agents, or other intermediaries. We may also sell Securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements. The distribution of Securities may be performed from time to time in one or more transactions at a fixed price or prices, which may be subject to change, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying Prospectus Supplement.
Renewing our Base Shelf provides additional flexibility when managing our cash resources as, under certain circumstances, it shortens the time required to close a financing and is expected to increase the number of potential investors that may be

ONCOLYTICS BIOTECH INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
For the three and nine months ended September 30, 2024
(in thousands of Canadian dollars, except share amounts and where indicated)

prepared to invest in the Company. Funds received from using our Base Shelf would be used in line with our Board-approved budget and multi-year plan.
Our Base Shelf allowed us to enter an ATM equity distribution agreement on August 2, 2024, with Cantor Fitzgerald & Co. The ATM allows us to issue common shares, at prevailing market prices, with an aggregate offering value of up to US$50 million over a 24-month period through the facilities of the Nasdaq Capital Market in the United States. We plan on using this equity arrangement to assist us in achieving our capital objective. This arrangement provided us with the opportunity to raise capital and better manage our cash resources.
We are not subject to externally imposed capital requirements, and there have been no changes in how we define or manage our capital in 2024.

Note 12: Financial Instruments

Fair value of financial instruments

Our financial instruments consist of cash and cash equivalents, other receivables, accounts payable and accrued liabilities, other liabilities, and warrant derivative. As at September 30, 2024, and December 31, 2023, the carrying amount of our cash and cash equivalents, other receivables, accounts payable and accrued liabilities, and other liabilities approximated their fair value due to their short-term maturity. The warrant derivative is a recurring Level 2 fair value measurement as these warrants have not been listed on an exchange and, therefore, do not trade on an active market. As at September 30, 2024, the fair value of our warrant derivative was presented as an asset of $1,092 (December 31, 2023 - liability of $200) (see note 6).
Financial risk management
Credit risk
Credit risk is the risk of a financial loss if a counterparty to a financial instrument fails to meet its contractual obligations. As at September 30, 2024, we were exposed to credit risk on our cash and cash equivalents in the event of non-performance by counterparties, but we do not anticipate such non-performance. Our maximum exposure to credit risk at the end of the period is the carrying value of our cash and cash equivalents.
We mitigate our exposure to credit risk connected to our cash and cash equivalents by maintaining our primary operating and investment bank accounts with Schedule I banks in Canada. For our foreign-domiciled bank accounts, we use referrals or recommendations from our Canadian banks to open foreign bank accounts. Our foreign-domiciled bank accounts are used solely for the purpose of settling accounts payable and accrued liabilities or payroll.
Interest rate risk
Interest rate risk is the risk that a financial instrument's fair value or future cash flows will fluctuate because of changes in market interest rates. We hold our cash and cash equivalents in bank accounts or high-interest investment accounts with variable interest rates. We mitigate interest rate risk through our investment policy that only allows the investment of excess cash resources in investment-grade vehicles while matching maturities with our operational requirements.
Fluctuations in market interest rates do not significantly impact our results of operations due to the short-term maturity of the investments held.
Foreign exchange risk
Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of our financial assets or liabilities. For the nine months ended September 30, 2024, we were primarily exposed to the risk of changes in the Canadian dollar relative to the U.S. dollar and Euro, as a portion of our financial assets and liabilities were denominated in such currency. The impact of a $0.01 increase in the value of the U.S. dollar against the Canadian dollar would have decreased our total comprehensive loss in 2024 by approximately $29 (September 30, 2023 - $216). The impact of a $0.01 increase in the value of the Euro against the Canadian dollar would have increased our total comprehensive loss in 2024 by approximately $25 (September 30, 2023 - $12).

ONCOLYTICS BIOTECH INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
For the three and nine months ended September 30, 2024
(in thousands of Canadian dollars, except share amounts and where indicated)

We mitigate our foreign exchange risk by maintaining sufficient foreign currencies by purchasing foreign currencies or receiving foreign currencies from financing activities to settle our foreign accounts payable.
Significant balances denominated in U.S. dollars were as follows:

	September 30, 2024	December 31, 2023
Cash and cash equivalents	$12,658	$24,294
Accounts payable and accrued liabilities	(3,518)	(1,476)
	$9,140	$22,818
Significant balances denominated in Euros were as follows:

	September 30, 2024	December 31, 2023
Accounts payable and accrued liabilities	€(1,125)	€(673)
Liquidity risk
Liquidity risk is the risk that we will encounter difficulty meeting obligations associated with financial liabilities. We manage liquidity risk by managing our capital structure as outlined in note 11. Accounts payable and accrued liabilities are all due within the current operating period.

Note 13: Additional Cash Flow Disclosures

Net Change In Non-Cash Working Capital

	Nine Months Ended September 30,
	2024	2023
Change in:
Other receivables	$(89)	$(109)
Prepaid expenses	1,127	(703)
Accounts payable and accrued liabilities	3,350	886
Other liabilities	157	93
Non-cash impact of foreign exchange	(47)	72
Change in non-cash working capital related to operating activities	$4,498	$239

Other Cash Flow Disclosures

	Nine Months Ended September 30,
	2024	2023
Cash interest received	$1,146	$1,046
Cash taxes paid	$160	$93

ONCOLYTICS BIOTECH INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
For the three and nine months ended September 30, 2024
(in thousands of Canadian dollars, except share amounts and where indicated)

Note 14: Components of Expenses

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Research and development expenses
Clinical trial expenses	$1,419	$1,010	$4,385	$2,941
Manufacturing and related process development expenses	3,585	2,979	7,425	4,856
Intellectual property expenses	101	84	299	327
Translational science expenses	47	—	47	—
Personnel-related expenses	1,297	1,317	3,856	4,071
Share-based compensation expense	282	399	932	735
Other expenses	63	22	151	121
	$6,794	$5,811	$17,095	$13,051
General and administrative expenses
Public company-related expenses	$2,041	$4,180	$6,160	$8,868
Personnel-related expenses	680	645	2,000	1,972
Office expenses	116	109	369	332
Share-based compensation expense	163	200	595	423
Depreciation - property and equipment	36	20	92	62
Depreciation - right-of-use assets	69	83	234	234
	$3,105	$5,237	$9,450	$11,891
Our research and development personnel-related expenses included employee compensation and benefits of $1,210 and $3,734 for the three and nine months ended September 30, 2024, respectively (September 30, 2023 - $1,317 and $4,071, respectively).
Our general and administrative office expenses included employee compensation and benefits of $680 and $1,802 for the three and nine months ended September 30, 2024, respectively (September 30, 2023 - $645 and $1,972, respectively).

Note 15: Related Party Transactions

Compensation of Key Management Personnel
Key management personnel are those persons having authority and responsibility for planning, directing and controlling our activities as a whole. We have determined that key management personnel comprise the Board of Directors, Executive Officers, President, and Vice Presidents.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Compensation and short-term benefits	$1,132	$1,010	$3,045	$3,036
Share-based compensation expense	370	541	1,304	941
	$1,502	$1,551	$4,349	$3,977